SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K Items

1.     On Track Innovations Ltd. Press Release dated February 5, 2003.

ITEM 1

OTI approved for admission to the Prime Standard segment
of the German Stock Exchange

ROSH PINA, ISRAEL – February 05, 2003 – OTI (Nasdaq: OTIV, Prime Segment: OT5), a global provider of contactless smart card technology and product solutions, announced that the Deutsche Boerse AG approved the admission of the company to the Prime Standard Segment, where the company shares are now trading. Trading of OTI Shares on the Neuer Markt segment has been stopped accordingly. The company was listed on the Neuer Markt since Aug 31, 1999. Deutsche Boerse AG has decided to close the segment at the end of 2003.

Oded Bashan, Chairman, President and CEO of OTI, commented: “The admission of our company to the Prime Standard Segment of the Deutsche Boerse underlines OTI’s aim to fulfill the highest international transparency requirements that we’re already applying in Germany and in the USA as a result of our recent listing on NASDAQ”.

The Prime Standard segment addresses companies that wish to target international investors. These companies are required to meet high international transparency criteria such as:

•	Quarterly reporting
•	Application of international accounting standards (IFRS or US GAAP)
•	Publication of a financial calendar listing the most important corporate events
•	At least one analysts’ conference per year
•	English language for current reporting and for ad-hoc disclosures required under the German Securities Trading Act

Issuers are admitted to the Prime Standard segment upon application, subject to approval by the Admission Board.

About OTI

Established in 1990, OTI designs and develops contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for mass transit, parking, gas management systems, loyalty schemes, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

Company Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Investors Can Onen Investor Relations 212-983-1702 ext. 212 conen@annemcbride.com	Investors Frank Schwarz Kirchhoff Consult AG +49 69 7474 8615 frank.schwarz@kirchhoff.de

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: February 5, 2003